Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

November 2, 2023

The following changes were made in this Amendment:

Changes to Principals

Frank Paul Bramble Sr – Removed

Michael Charles Ankrom Jr – Added as Chief Compliance Officer

Changes to Schedule B, Section II Item 13B

CHINA CENTRAL DEPOSITORY & CLEARING CO.LIMITED – Added to Custody, Clear, or Settle section

SHANGHAI CLEARING HOUSE – Added to Custody, Clear, or Settle section

DEUTSCHE BANK AKTIENGESELLSCHAFT – Removed from Custody, Clear, or Settle section